

Small companies pay dividends, too. As we reported in our June 30, 2019 Annual Report for Sit Small Cap Dividend Growth Fund, 61 out of 79 companies in the fund increased their dividend in the past 12 months, with an average increase of 8%.

To learn more, visit www.sitfunds.com or contact one of us:

Keith McFadyen	Conner Murnighan
630-235-0065	312-550-5809
krm@sitinvest.com	fcm@sitinvest.com

Sit Small Cap Dividend Growth Fund

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Disclosures

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Risks specific to Sit Small Cap Dividend Growth Fund

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.